ANGEL STUDIOS 010, INC.

295 W Center St.

Provo, Utah 84601

Phone: (760) 933-8437

March 25, 2025

Rucha Pandit

Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Re:	Angel Studios 010, Inc.
Offering Statement on Form 1-A
Filed March 11, 2025
File No. 024-12585

Dear Ms. Pandit:

This letter responds to your letter to Angel Studios 010, Inc. (the “Company”), dated March 24, 2025, respecting your review of the above-referenced offering statement. Set forth below are your comments followed by the Company’s responses.

Offering Statement on Form 1-A

Cover Page

1.            Please explain on the cover page how an investor in this offering can profit financially from this investment. In addition, we note your disclosure that “[w]hen the Company’s Board of Directors .  .  . has determined that it has sufficient funds available, the Company will redeem the Shares at a price of $1.15 per share.” Please revise here to also disclose, as you do on page 3, that (a) any dividend payment or voluntarily payment of the Stated Value would be made in the sole discretion of the Board and subject to the availability of sufficient funds, (b) shareholders will have no right to request a dividend or a redemption by the Company, and (c) if you are unable to generate enough revenue to redeem the Shares, shareholders of Series A Preferred Stock will only have a right to receive the Series A Payment Amount upon liquidation, dissolution, or winding up, or upon a Deemed Liquidation Event, and in each case only to the extent there are funds available to such payment.

Response:	The filing has been updated as requested. Please see the updated cover page.

2.            Please disclose on the cover page the key terms of the Series A Preferred Stock you are offering, including, but not limited to, that these securities have no voting rights, no conversion rights, and no rights to participate in any profits, payments or distributions, other than the specified elective redemption payment of $1.15 per share.

Response:	The filing has been updated as requested. Please see the updated cover page.

ANGEL STUDIOS 010, INC.

Rucha Pandit

Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

March 24, 2025

3.            We note the following statements on the cover page:

•	“In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.”

•	“Film investments are often structured as discrete investments formed around a single script and key talent. This allows investors to invest in a single film’s theatrical release, without exposure to the poorer performance or liabilities of any other film. Likewise, the Company was formed solely to exploit the commercial potential of a single film –The King of Kings.”

Please balance this disclosure by disclosing prominently on the cover page that investors in this offering will not share directly or proportionally in any revenue or profits from the film. In addition, please disclose prominently on the cover page that, no matter how successful the film is financially, the only way in which an investor can profit financially from this investment is if you choose to pay the specific redemption payment, which payment is capped at $1.15 per share.

Response:	The filing has been updated as requested. Please see the updated cover page.

We respectfully request qualification of our offering statement upon receipt and, if applicable, review of our revised offering circular.

Please let me know if you have any additional comments.

Sincerely,

ANGEL STUDIOS 010, INC.

/s/ Patrick Reilly

Patrick Reilly
Chief Executive Officer